SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G

                                (Amendment No. 2)

                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13D-1(B) (C), AND (D)
                          AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(b)

                              Royal Financial, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   78027P1093
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1 (b)
      |X|   Rule 13d-1 (c)
      |_|   Rule 13d-1 (d)

CUSIP No. 78027P1093                   13G
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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Philip J. Timyan
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               5.    SOLE VOTING POWER

                     182,400 shares
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        15,000 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            182,400 shares
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     52,000
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      234,400 shares
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]


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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.0%
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12.   TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 Pages

Item 1(a). Name of Issuer:

Royal Financial, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

9226 South Commercial Avenue
Chicago, Illinois 60017

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Philip J. Timyan. See Item 4 below.

Item 2(b). Address of Principal Business Office, or, if None, Residence:

c/o Riggs Partners
4324 Central Avenue
Western Springs, Illinois  60558

Item 2(c). Citizenship:

Mr. Timyan is a United States Citizen.

Item 2(d). Title of Class of Securities:

Common Stock, no par value

Item 2(e). CUSIP NUMBER:

78027P1093

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person Filing is a:

(a)   |_| Broker or dealer registered under Section 15 of the Act.

(b)   |_| Bank as defined in Section 3(a)(6) of the Act.

(c)   |_| Insurance Company as defined in Section 3(a)(19) of the Act.

(d) |_| Investment Company registered under Section 8 of the Investment Company Act.

(e)   |_| Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).

(f) |_| Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d"1(b)(1)(ii)(F).

(g)   |_| Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)   |_| Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d01(c), check this box
|X|


                               Page 3 of 5 Pages

Item 4. Ownership.

      (a)   Amount beneficially owned:

            234,400 (comprised of 182,400 shares held by Riggs Qualified Partners, LLC, a Delaware limited liability company of which Mr. Timyan is managing member, 37,000 shares held by RAM T, L.P., an entity not controlled by Mr. Timyan over which shares Mr. Timyan possesses shared dispositive power and 15,000 shares held in a joint account with Mr. Timyan's wife.

      (b)   Percent of class:

            9.0%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote 182,400

            (ii)  Shared power to vote or to direct the vote 15,000

            (iii) Sole power to dispose or to direct the disposition of 182,400

            (iv)  Shared power to dispose or to direct the disposition of 52,000

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the Beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported herein. In this regard, as described in Item 4(a) above, 182,400 of the shares reported herein are held by Riggs Qualified Partners, LLC, the managing member of which is Mr. Timyan. Accordingly, Riggs Qualified Partners, LLC has the right to receive dividends and sale proceeds from such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company or Control Person.

      See Item 4(a).

Item 8. Identification and Classification of members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.


                               Page 4 of 5 Pages

Item 10. Certification.

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


                                                       February 10, 2007
                                              ----------------------------------
                                                             (Date)


                                                     /s/ Philip J. Timyan
                                              ----------------------------------
                                                          (Signature)


                                                        Philip J. Timyan
                                              ----------------------------------
                                                          (Name/Title)


                               Page 5 of 5 Pages